82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

03 Report to Shareholders - For the Six Months Ended November 30, 2002
(Form 51-901F, Schedule C: Management Discussion and Analysis)

Dear Shareholder:

INTRODUCTION

On September 16, 2002 African Metals Corporation announced the completion of the disposition of its Ghanaian assets. On December 19, 2002 the Company announced the acquisition of the Kenieba Sud diamond concession in Mali, West Africa. Following the acquisition, a $200,000 private placement was announced. With these two announcements the Company is giving notice to shareholders that it will be pursuing a much more active agenda in the future

THE KENIEBA SUD DIAMOND CONCESSION

The granting of a 90 day Authorisation d' Exploration on the 2352 sq. km Kenieba Sud Diamond concession was the most significant achievement of the Company for some time. The concession covers 3 known kimberlite pipes. Ten diamonds totaling 22.36 carats have previously been found in the Bilibi Sud pipe. This includes diamonds of 3.04 and, 7.40 carats. The discovery of a further 12 diamonds in 5 separate areas within the concession has been well documented. The identification of numerous airborne magnetic anomalies prospective for the discovery of kimberlite pipes has been revealed through the analysis of the Company's GIS database.

An exploration program is set to begin in early February. This program will consist of taking bulk samples of the 3 kimberlite pipes to identify diamond indicator minerals and possibly diamonds. Bulk samples will also be taken of alluvium in areas where diamonds have been found to try to locate the source of the diamonds. Some magnetic anomalies may be sampled. A report on all of the previous work on the concession will also be written.

GHANAIAN ASSETS

The completion of the disposition of the Company's Ghanaian assets for the return of 1,500,000 shares in the Company's stock was announced in September 11, 2002.

FINANCIAL AND CORPORATE INFORMATION

The most significant financial news was the announcement of a $200,000 private placement for 1,000,000 units at $0.20 per unit after the end of the quarter. Each unit consists of one share and one half of a share purchase warrant. With each warrant the shareholder can purchase a share at $0.25 over a period of two years. In the second quarter the Company issued 22,400 shares at $0.25 per share on the exercise of stock options for $5,600 and also received $2,970 on disposal of marketable securities

On January 2, 2003 African Metals received acceptance by the TSX Venture Exchange of the Company's 10% Rolling Stock Option Plan, which was approved by shareholders at the November 26, 2002 AGM. The Company also granted 160,000 options to directors, officers, employees and consultants, subsequent to the end of the Second Quarter subject to TSX Venture Exchange approval.

The most notable item on the six months Financial Statements was the decrease in the value of Property, Plant and Equipment from $224,588 on May 31, 2002 to nil on November 30, 2002 as a result of the sale of the Ghanaian assets. No exploration was completed in the second quarter period in either 2002 or 2003.

INVESTOR RELATIONS

Investor relations is conducted by Company personnel and through the dissemination of news releases. We invite you to visit our website at *www.africanmetals.com.* The Company also had a presence at a booth during the recent 2003 Vancouver Investment Conference.

Dated at Vancouver, British Columbia this 28th day of January, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

"Signed"

Willis W. Osborne
President & Director

BC FORM 51-901F

Quarterly Report

Incorporated as part of: X **Schedule A**

X **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: *African Metals Corporation*

ISSUER ADDRESS: Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3

CONTACT PERSON: Willis W. Osborne

CONTACT'S POSITION: President

CONTACT TELEPHONE NUMBER: (604) 684-4100

CONTACT EMAIL ADDRESS: info@africanmetals.com

CONTACT WEBSITE ADDRESS: www.africanmetals.com

FOR QUARTER ENDED: November 30, 2002

DATE OF REPORT: January 25, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

MICHAEL F. BOLTON	***"Michael F. Bolton"***	**2003-01-25**
NAME OF DIRECTOR	**SIGN (TYPED)**	**DATED SIGNED (YY/MM/DD)**

WILLIS W. OSBORNE	***"Willis W. Osborne"***	**2003-01-25**
NAME OF DIRECTOR	**SIGN (TYPED)**	**DATED SIGNED (YY/MM/DD)**

AFRICAN METALS CORPORATION

Consolidated Financial Statements

November 30, 2002 and 2001

AFRICAN METALS CORPORATION
Consolidated Balance Sheets

November 30, 2002 and May 31, 2002

	November 30, 2002 (unaudited)	May 31, 2002 (audited)
Assets		
Current assets:		
Cash	$ 2,154	$ 10,179
Marketable securities (Note 3)	46,490	49,110
Accounts receivable	2,117	1,548
Prepaid expenses	2,115	8,426
	52,876	69,263
Property, Plant and Equipment	-	224,588
Mineral Properties, including deferred costs (Note 4)	29,287	23,580
	$ 82,163	$ 317,431
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 17,967	$ 27,404
Due to related parties	26,669	9,288
	44,636	36,692
Shareholders' equity:		
Share capital (Note 5)	8,321,790	9,393,550
Share subscription advance	6,615	35,140
Contributed Surplus	900,000	-
Deficit	(9,190,878)	(9,147,951)
	37,527	280,739
	$ 82,163	$ 317,431

On behalf of the Board:

Willis W. Osborne (signed)
Director

Michael F. Bolton (signed)
Director

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

AFRICAN METALS CORPORATION
Consolidated Statements of Operations and Deficit

For the periods ended November 30, 2002 and November 30, 2001

	Three months ended November 30, 2002	Three months ended November 30, 2001	Six months ended November 30, 2002	Six months ended November 30, 2001
ADMINISTRATION COSTS:				
Banking charges	$ 145	$ 190	$ 308	$ 392
Commissions	90	225	165	555
Management fees	4,500	4,500	9,000	9,000
Office and miscellaneous	3,678	7,342	10,308	13,251
Professional fees	3,033	4,458	4,973	5,738
Rent	3,683	3,417	7,365	6,329
Shareholder relations	2,478	1,005	5,342	1,005
Stock exchange filing fees	2,046	2,115	3,679	2,795
Telephone	184	102	415	277
Transfer agent	1,022	1,156	2,253	1,810
Travel and promotion	1,318	1,966	1,888	2,056
	22,177	26,476	45,696	43,208
OTHER ITEMS:				
Interest income	(41)	(78)	(54)	(161)
Gain on sale of investments	(1,615)	(2,110)	(2,715)	(1,990)
	(1,656)	(2,188)	(2,769)	(2,151)
NET LOSS FOR THE PERIOD	20,521	24,288	42,927	41,057
DEFICIT, BEGINNING OF PERIOD	9,170,357	8,642,512	9,147,951	8,625,743
DEFICIT, END OF PERIOD	$ 9,190,878	$ 8,666,800	$ 9,190,878	$ 8,666,800
Loss per share	$ 0.003	$ 0.002	$ 0.003	$ 0.003

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

AFRICAN METALS CORPORATION
Consolidated Schedules of Deferred Exploration and Development Costs

For the periods ended November 30, 2002 and 2001

	2002	2001
EXPLORATION AND DEVELOPMENT EXPENDITURES:		
Amortization	$ 512	$ 27,100
Drilling, assays and reclamation	-	910
Exploration and surveys	-	226
Office, consulting and travel	-	3,782
	512	32,018
BALANCE OF COSTS AT BEGINNING OF PERIOD	13,913	28,316
BALANCE OF COSTS AT END OF PERIOD	$ 14,425	$ 60,334

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

AFRICAN METALS CORPORATION
Consolidated Statements of Cash Flows

For the periods ended November 30, 2002 and November 30, 2001

	Three months ended		Six months ended	
	November 30, 2002	November 30, 2001	November 30, 2002	November 30, 2001
OPERATING ACTIVITIES:				
Net loss for the period	$ (20,521)	$ (24,288)	$ (42,927)	$ (41,057)
Adjustment:				
Gain on disposal of marketable securities	(1,615)	(2,110)	(2,715)	(1,990)
	(22,136)	(26,398)	(45,642)	(43,047)
Changes in non-cash operating working capital:				
Accounts receivable	(530)	(851)	(569)	(1,059)
Prepaid expenses	(103)	(5,630)	6,311	(5,720)
Accounts payable and accrued liabilities	443	9,155	5,152	1,258
Due to related parties	16,807	(816)	17,381	(3,600)
	(5,519)	(24,540)	(17,367)	(52,168)
FINANCING ACTIVITIES:				
Issuance of share capital for cash	-	39,600	5,600	64,100
Share subscription advance	4,115	8,640	4,115	10,875
	4,115	48,240	9,715	74,975
INVESTING ACTIVITIES:				
Proceeds on disposal of marketable securities	2,970	7,745	5,335	17,975
Acquisition costs of mineral properties	-	-	(3,502)	(4,325)
Deferred exploration and development costs, net of amortization	(512)	(1,743)	(2,206)	(4,918)
	2,458	6,002	(373)	8,732
INCREASE (DECREASE) IN CASH	1,054	29,702	(8,025)	(31,539)
CASH, BEGINNING OF PERIOD	1,100	6,833	10,179	4,996
CASH, END OF PERIOD	$ 2,154	$ 36,535	$ 2,154	$ 36,535

Supplementary cash flow information (Note 9)

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

1. NATURE OF OPERATIONS

African Metals Corporation (the "Company") is in the process of exploring and developing its mineral properties located in West Africa.

The interim consolidated financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited consolidated financial statements for the year ended May 31, 2002, except that they do not include all of the note disclosures required for annual financial statements. It is therefore suggested that the interim financial statements be read in conjunction with the annual consolidated financial statements.

2. DISPOSAL OF INVESTMENTS

Effective September 12, 2002 the Company sold its investments in Union and Nkroful in exchange for the return to treasury of 1,500,000 shares of the Company's common shares (note 5). At the date of disposition, the net assets and gain on sale of investments were as follows:

Property, Plant and Equipment	$ 224,588
Mineral Properties	1
Current Liabilities	(14,589)
Net Assets	210,000
Proceeds of disposition	(210,000)
Gain on sale of investments	$ -

3. MARKETABLE SECURITIES

	November 30, 2002	May 31, 2002
Great Quest Metals Ltd. – 287,250 (2002 – 279,686) shares (market value - $86,175; 2002 - $74,063)	$ 43,252	$ 44,607
La Plata Gold Corporation – 4,047 (2002 - 4,047) shares (market value - $4,654; 2002 - $4,250)	3,238	3,238
Ressources Robex Inc.	1,265	1,265
	$ 46,490	$ 49,110

4. MINERAL PROPERTIES

	November 30, 2002			
	Acquisition Costs	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	Total
a. Nkroful Properties, Ghana	$ 1	$ -	$ (1)	$ -
b. Mali	14,862	14,425	-	29,287
c. Argentina	-	-	-	-
d. Alaska	-	-	-	-
	$ 14,863	$ 14,425	$ (1)	$ 29,287

4. MINERAL PROPERTIES (Con't)

	May 31, 2002			
	Acquisition Costs	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	Total
a. Nkroful Properties, Ghana	$ 300,000	$ 101,465	$ (401,464)	$ 1
b. Mali	24,767	50,027	(51,215)	23,579
c. Argentina	1	-	(1)	-
d. Alaska	1	-	(1)	-
	$ 324,769	$ 151,492	$ (452,681)	$ 23,580

a. **Mali, West Africa**

Kofeba concession

The Company entered into an option agreement on the Kofeba concession, located in Mali. Under the agreement, the Company may acquire a 95% interest in the concession for consideration of approximately $127,000 over a period of six to seven years (of which $3,502 has been paid to date). The concession is subject to a 1% net smelter royalty.

5. SHARE CAPITAL

The authorized share capital of the Company is unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

	November 30, 2002		May 31, 2002	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance beginning of period/year	12,508,620	$ 9,393,550	12,087,120	$ 9,305,450
Shares issued for cash	158,400	38,240	421,500	88,100
Shares cancelled	(1,500,000)	(1,110,000)	-	-
Balance end of quarter period/year	11,167,020	$ 8,321,790	12,508,620	$ 9,393,550

Transactions for the Issue of Share Capital During the quarter ended November 30, 2002:

a. The Company completed a Private Placement financing consisting of 136,000 units at a price of $0.24 per unit for a total consideration of 32,640. Each unit consists of one (1) share and one (1) non-transferable share purchase warrant. Each share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.30 per share on or before April 03, 2004.

b. The Company issued 22,400 shares a price of $0.25 per share for the exercise of stock options for total considerations of $5,600.

c. The company cancelled 1,500,000 shares with an assigned value of $0.74 per share and a cost of $0.14 per share. The excess of the assigned value of the shares over cost has been credited to contributed surplus.

Stock Options

The Company currently has no long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors.

5. SHARE CAPITAL (Con't)

A summary of the status of the Company's stock options outstanding as of November 30, 2002 and May 31, 2002 and changes during the period/year then ended is as follows:

	November 30, 2002		May 31, 2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	776,000	$ 0.22	842,500	$ 0.20
Granted	300,000	0.27	310,000	0.25
Exercised	(22,400)	0.25	(271,500)	(0.21)
Forfeited/cancelled	(72,500)	(0.20)	(105,000)	(0.20)
Options outstanding, end of year	981,100	$ 0.23	776,000	$ 0.22

At November 30, 2002, the Company had outstanding stock options exercisable to acquire 981,100 shares as follows:

Shares	Exercise Price	Expiry Date
112,000	$0.20	August 6, 2003
357,500	$0.20	January 26, 2005
211,600	$0.25	July 13, 2006
300,000	$0.27	June 26, 2007
981,100		

The following table summarizes information about the stock options outstanding and exercisable at November 30, 2002:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
$0.20	469,500	2.06	$0.20
$0.25	211,600	3.87	$0.25
$0.27	300,000	4.82	$0.27
	981,100	9.95	$0.23

The Company follows the settlement accounting method of accounting for stock-based compensation awards granted to employees and non-employee Directors. Accordingly, no compensation expense has been recognized in the consolidated statements of operations for stock options granted. Had compensation costs been determined, based on the fair values at the dates of the grants for those options vested in the period, net loss and loss per share would have been the amounts shown below:

Net loss for the period ended November 30, 2002	$ 42,927
Unrecorded stock option compensation adjustment	34,762
Pro-forma net loss for the period ended November 30, 2002	$ 77,689
Pro-forma loss per share	$ (0.006)

AFRICAN METALS CORPORATION
Notes to Consolidated Financial Statements
November 30, 2002

5. SHARE CAPITAL (Con't)

The fair values of options vested during the six months ended November 30, 2002 was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	41%
Risk-free interest rate	4.72%
Expected life	5 Years
Dividend yield	0%

WARRANTS

At November 30, 2002, the Company had outstanding share purchase warrants to acquire 136,000 shares at a price of $0.30 per share on or before April 03, 2004.

6. RELATED PARTY TRANSACTIONS

During the period ended November 30, 2002, the Company was involved in the following related party transactions:

a. Management fees totalling $9,000 (2002 - $9,000) were paid to a corporation owned by the President of the Company.

b. Rent and office services totalling $8,429 (2002 - $6,334) were incurred with, Great Quest Metals Ltd., a corporation related by virtue of common directors.

The above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

7. LEASE COMMITMENT

The Company is under obligation for an equipment lease. Future minimum lease payments for the next three years are as follows:

2003	$ 1,296
2004	2,593
2005	2,377
	$ 6,266

8. SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the exploration and development of mineral properties.

9. SUPPLEMETAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the period/year ended November 30, 2002 and May 31, 2002 as follows:

9. SUPPLEMETAL CASH FLOW INFORMATION (Con't)

	November 30, 2002	May 31, 2002
Non-cash investing activities:		
Share capital issued for:		
Share subscription advances	$ 32,640	$ -
Cancellation of shares	(1,110,000)	-
Contributed surplus	900,000	-
	$ 117,360	

Non-cash investing activities:

Deferred exploration and development costs, net of amortization	$ -	$101,465
Proceeds of disposal of investments	210,000	-
Net assets disposed on sales of investments	(210,000)	-
	$ -	$101,465

Section 1 – Analysis of expenses and deferred costs:

Details of Mineral Property Interests by Expense Category: See Schedule A: "Consolidated Schedules of Deferred Exploration and Development Costs".

Section 2 – Related party transactions for the fiscal year-to-date:

See Note 6 of the accompanying financial statements.

Section 3

A. Securities Issued/Allotted During the Period

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price Per Share	Total Proceeds	Type of Consideration	Commission Paid
June 04/02	Common Shares	Private Placement	136,000	$0.24	$ 32,640	Cash	Nil
Aug 27/02	Common Shares	Exercise of Options	22,400	$0.25	$ 5,600	Cash	Nil

B. Options Granted During the Period

Date of Grant	Number or Amount	Name of Optionee	Exercise Price	Expiry Date
June 26, 2002	55,000	Mamadou Keita	$0.27	June 26, 2007
June 26, 2002	20,000	Karen Nestoruk	$0.27	June 26, 2007
June 26, 2002	25,000	Abdoulaye Thiero	$0.27	June 26, 2007
June 26, 2002	200,000	Swiftcurrent Venture Ltd.	$0.27	June 26, 2007

Section 4

A. Authorized and Issued Share Capital as at November 30, 2002

Authorized Share Capital - Unlimited common shares without par value.

A total of 11,167,020 shares have been issued for a total of $8,321,790.

B. Options, Warrants and Convertible Securities Outstanding as at November 30, 2002:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Stock Options	112,000	$0.20	August 06, 2003
Stock Options	357,500	$0.20	January 26, 2005
Stock Options	211,600	$0.25	July 13, 2006
Stock Options	300,000	$0.27	June 26, 2007
Warrants	136,000	$0.30	April 03, 2004

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

CORPORATION INFORMATION

(As at January 24th, 2002)

Corporate Office:	Suite 515, 475 Howe Street Vancouver, British Columbia, Canada V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854 Website: www.africanmetals.com Email Address: info@africanmetals.com
Directors & Officers:	Mr. Willis W. Osborne, President & Director Mr. Michael F. Bolton, Director Mr. Franklin Russell, Director Ms. Jennifer Nestoruk, Corporate Secretary
Stock Exchange Listing:	Canadian Venture Exchange (CDNX) Trading Symbol "AFR"
Transfer Agent & Registrar:	Computershare Trust Company of Canada 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9
Share Capital:	Authorized: Unlimited Issued: 11,199,420 Options: 981,100 12g3-2(b) Exemption #82-1856 Standard & Poor's Listed United States Securities & Exchange Commission Form 20-F File No. 0-29588
Legal Counsel	DuMoulin Black 10th Floor, 595 Howe Street Vancouver, British Columbia, Canada V6C 2T5
Registered & Records Office	Anton, Campion, MacDonald, Oyler & Buchan Suite 200 Financial Plaza, 204 Lambert Street Whitehorse, Yukon, Canada Y1A 3T2
Auditor:	Jones Richards & Company Suite 900, 1200 Burrard Street Vancouver, British Columbia, Canada V6Z 2C7

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